
02007745

STATES
HANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Century Securities Associates, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 North Broadway
(No. and Street)

St. Louis	Missouri	63102-2188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bernard N. Burkemper, Chief Financial Officer — (314) 342-2119
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name)*

One City Centre	St. Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Bernard N. Burkemper, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Century Securities Associates, Inc., as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Bernard N Burkemper
Signature

Chief Financial Officer
Title

Karen L Kehrer
Notary Public

KAREN L. KEHRER
Notary Public — Notary Seal
STATE OF MISSOURI
City of St. Louis
My Commission Expires: Dec. 3, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☐ (c) Statement of Operations (not required)
- ☐ (d) Statement of Cash Flows (not required)
- ☐ (e) Statement of Changes in Stockholder's Equity (not required)
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not required)
- ☐ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (not required)
- ☐ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not required)
- ☐ (i) Information Relating to the Possession or Control Requirements for Brokers and dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not required)
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Methods of Consolidation (not required)
- ☒ (1) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report (not required)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable)
- ☒ (o) Supplemental Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


RECEIVED
MAR 13 2002
366

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Century Securities Associates, Inc.
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. Bernard N. Burkemper
Chief Financial Officer
Century Securities Associates, Inc.
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314/342-2119

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CENTURY SECURITIES ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2001

Statement of Financial Condition

Supplemental Report

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Century Securities Associates, Inc.
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. Bernard N. Burkemper
Chief Financial Officer
Century Securities Associates, Inc.
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314/342-2119

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Century Securities Associates, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Century Securities Associates, Inc. (the "Company") (a wholly-owned subsidiary of Stifel Financial Corp.) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Century Securities Associates, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2002

CENTURY SECURITIES ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$ 1,928,045
Due from carrying broker-dealer	529,185
Office equipment, at cost, less accumulated depreciation of $80,224	35,625
Other assets	255,934
TOTAL ASSETS	**$ 2,748,789**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to independent contractors	$ 292,343
Accrued employee compensation and accrued liabilities	109,418
Due to affiliate	445,584
Accrued liabilities	66,811
TOTAL LIABILITIES	**914,156**

STOCKHOLDER'S EQUITY

Capital Stock — $.01 par value, authorized 1,000 shares, outstanding 800 shares	8
Additional paid-in capital	199,992
Retained earnings	1,634,633
TOTAL STOCKHOLDER'S EQUITY	**1,834,633**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 2,748,789**

See notes to statement of financial condition.

CENTURY SECURITIES ASSOCIATES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2001

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Century Securities Associates, Inc. (the "Company") is a fully disclosed introducing broker, which contracts with independent licensed brokers to sell securities and other investment products to retail (individual) investor accounts. The Company is licensed in 50 states and has 149 registered representatives. Its major geographic area of concentration is the Midwest. The Company introduces its customers to another broker-dealer (See Note B) who carries such accounts on a fully disclosed basis. With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

Basis of Presentation

The Company is a wholly-owned subsidiary of Stifel Financial Corp. (the "Parent Company").

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less.

For office equipment, depreciation is computed using the 200% declining balance method.

Customer security transactions are recorded on a settlement date basis.

The Company is included in the consolidated federal and state income tax returns filed by the Parent Company and its subsidiaries. The Company's portion of the consolidated current income tax liability, computed on a separate return basis pursuant to an informal tax sharing agreement was recorded through intercompany transactions with an affiliate, Stifel, Nicolaus and Company, Incorporated, also a wholly-owned subsidiary of the Parent Company, which makes the payments on behalf of the Parent Company and its subsidiaries. A local income tax payable is included in accrued liabilities on the accompanying statement of financial condition.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities. Deferred tax assets are principally comprised of accruals, deferred revenues and office equipment depreciation.

NOTE B — RELATED PARTY TRANSACTIONS

The Company conducts its securities operations as a fully disclosed broker through an affiliated company, Stifel, Nicolaus & Company, Incorporated, ("the carrying broker-dealer"). At December 31, 2001, the due from carrying broker-dealer consisted of commissions receivable, net of brokerage and clearing expense, and the due to affiliate is comprised principally of payroll, independent contractor fees, taxes and various administrative expenses that were paid on behalf of the Company. The Company reimbursed the Parent Company for office space and equipment rental, under a month to month lease agreement.

NOTE C — NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company is required to maintain minimum net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2001, the Company had net capital of $1,567,714, which was $1,506,771 in excess of required net capital and 58% of aggregate indebtedness.

NOTE D — FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company's customers' accounts are carried by the carrying broker-dealer. All execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company.

NOTE F — EMPLOYEE BENEFIT PLANS

Employees of the Company participate in the Parent Company's profit sharing 401(k) plan, Employee Stock Ownership Plan, Employee Stock Purchase Plan, option plans and incentive stock award plan.

******

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.us.deloitte.com


Deloitte
& Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors of
Century Securities Associates, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements of Century Securities Associates, Inc. (the "Company") (a wholly-owned subsidiary of Stifel Financial Corp.) for the year ended December 31, 2001, on which we issued our report dated February 22, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more

Deloitte
Touche
Tohmatsu

of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 22, 2002